                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  ____________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                    United Financial Banking Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                         Common Stock, $1.00 par value

--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   910305 200
--------------------------------------------------------------------------------
                                 (CUSIP Number)
 Rita M. Meyer, 6307 Olmi Landrith Drive, Alexandria, VA 22307 (703) 768-3482
--------------------------------------------------------------------------------
                  ____________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See, Rule 13d-1 (a) for other parties to whom copies are to be sent.

                               Page 1 of 4 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 910305200                                      Page 2 of 4 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rita M. Meyer
      SS#:###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      Not applicable
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER 78,093 includes presently
                          exercisable warrants to acquire 1,000 shares of common
                          stock. Does not include 21,639 shares held by Rinnis
                          Associates, 239 shares of common stock and options to
                          acquire 1,200 shares of common stock held by Mrs.
                          Meyer's husband, 875 shares held by Mrs. Meyer's adult
                          children, and warrants to acquire 4,000 shares of
                          common stock held by Mrs. Meyer's minor daughter, as
     NUMBER OF            to all of which Mrs. Meyer disclaims beneficial
                          ownership.
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
                          -0-
     OWNED BY

       EACH        -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER 78,093 includes presently
     REPORTING            exercisable warrants to acquire 1,000 shares of common
                          stock. Does not include 21,639 shares held by Rinnis
      PERSON              Associates, 239 shares of common stock and options to
                          acquire 1,200 shares of common stock held by Mrs.
       WITH               Meyer's husband, 875 shares held by Mrs. Meyer's adult
                          children, and warrants to acquire 4,000 shares of
                          common stock held by Mrs. Meyer's minor daughter, as
                          to all of which Mrs. Meyer disclaims beneficial
                          ownership.
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          -0-

------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,093 includes presently exercisable warrants to acquire 1,000 shares of common stock. Does not include 21,639 shares held by Rinnis Associates, 239 shares of common stock and options to acquire 1,200 shares of common stock held by Mrs. Meyer's husband, 875 shares held by Mrs. Meyer's adult children, and warrants to acquire 4,000 shares of common stock held by Mrs. Meyer's minor daughter, as to all of which Mrs. Meyer disclaims beneficial ownership.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [x]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65% based upon outstanding shares of 807,590 as of 6/30/98 and includes 1,000 exercisable warrants to purchase common stock at a price of $7.50 which expire on 9/30/01 added to the numerator and denominator.

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

CUSIP No. 910305 200                                                 Page 3 of 4

Item 1.  Security and Issuer.

     This report relates to the common stock $1.00 par value, of United Financial Banking Companies, Inc. (the "Company"), a Virginia corporation, the principal office of which is located at 8399 Leesburg Pike, Vienna, Virginia 22182.

Item 2.  Identity and Background.

     This Schedule is being filed by Mrs. Rita M. Meyer, an individual. Mrs. Meyer's residence address is 6307 Olmi-Landrith Drive, Alexandria, Virginia 22307. Mrs. Meyer is a citizen of the United States and a homemaker, who has never been employed.

     During the last five years, Mrs. Meyer has not been (I) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors);
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Mrs. Meyer purchased 200,000 shares of common stock with her personal funds on December 30, 1994, for a purchase price of $1.50 per share. Mrs. Meyer received warrants to purchase 5,000 shares of common stock at an exercise price of $1.50 per share on December 29, 1994 in connection with a loan of $50,000 to the Company. Mrs. Meyer received warrants to purchase 20,000 shares of common stock at an exercise price of $1.50 per share on September 30, 1996 in connection with the purchase of 100 shares of redeemable preferred stock at a purchase price of $1,500 per share. Such warrants were subsequently gifted to Mrs. Meyer's adult daughter. Mrs. Meyer previously held 110,466 shares acquired by gift from her husband. On October 11, 1995, Mrs. Meyer sold 100,000 shares of Common Stock at a price of $1.50 per share.

     On December 31, 1997 a one-for-five reverse split was effective.

     On May 31, 1998, Mrs. Meyer purchased with personal funds, no part of which was borrowed, 15,000 shares of the common stock of the Issuer for $131,250 pursuant to the Issuer's Confidential Placement Offering dated March 1, 1998.

     Also on May 31, 1998, Mrs. Meyer exchanged preferred shares with a total redeemable value of $175,000 for 20,000 shares of the common stock of the Issuer pursuant to the Issuer's aforementioned item Confidential Private Placement Offering.

Item 4. Purpose of Transaction.

     All of the shares of common stock the acquisition or disposition of which is disclosed hereby were acquired for investment purposes. Mrs. Meyer will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

     Except as indicated above, the reporting persons have no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4. Mrs. Meyer reserves the right to acquire additional securities of the Company or to dispose of all or a portion of her holdings of securities of the Company, or change her intentions with respect to the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

     All percentages given for ownership of the outstanding common stock are based upon 807,590 shares of common stock outstanding as of June 30, 1998 and further explained as set forth on Row 13 of Page 2 hereof. Mrs. Meyer has sole power to vote and dispose of 78,093 shares of Common Stock of the Company, as set forth in Item 3, representing 9.65%

CUSIP No. 910305 200                                                 Page 4 of 4


of the outstanding shares of common stock (as set forth on Row 13 of Page 2 hereof.) Mrs. Meyer's holdings reported hereby do not include 21,639 shares held by Rinnis Associates, 239 shares of common stock and options to acquire 1,200 shares of common stock held by Mrs. Meyer's husband, Dennis I. Meyer, a Director of the Company, 875 shares held by Mrs. Meyer's adult children, and warrants to acquire 4,000 shares of common stock held by Mrs. Meyer's minor daughter, as to all of which Mrs. Meyer disclaims beneficial ownership.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits.

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/ Rita M. Meyer
                              --------------------------------------
                              Rita M. Meyer

June 30, 1998